Filed by UPM-Kymmene Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                             Subject Company: Champion International Corporation
                                                  Commission File No.: 001-03053


                 [Presentation posted by UPM-Kymmene Corporation
                      on its web site on February 29, 2000]

[Slide 1]

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond UPM-Kymmene's and Champion International's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UPM-Kymmene and Champion International. Investors and security holders may obtain a free copy of the joint proxy statement/ prospectus (when available) and other related documents filed by UPM-Kymmene and Champion International at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from UPM-Kymmene by contacting UPM-Kymmene, Attn: Reko Aalto-Setala, Etelaesplanadi 2, FIN-00101 Helsinki, Finland, and/or Champion International by contacting Champion International, Attn: Tom Hart, One Champion Plaza, Stamford, Connecticut 06921.

Champion International, its directors, executive officers and certain other members of Champion International management and employees may be soliciting proxies from Champion International shareholders in favor of the merger. Information concerning the participants will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

[Slide 2]

[Table stating the following information:

                     Champion International              UPM-Kymmene Corporation
                           Corporation

Key Figures

Turnover 1999              USD 5268 million                  EUR 8261 million

Personnel                  18,000                            31,000

Earnings                   USD 322 million                   EUR 1398 million

Paper Production Capacity  3.5 mill. tonnes                  8.6 mill. tonnes

Pulp                       3.1 mill. tonnes                  2.9 mill. t

Plywood                    1.2 mill. m3                      0.8 mill. m3

Sawn Timber                3.9 mill. m3                      2.0 mill. m3

Forests under management   4 mill. hectares                  1.3 mill. hectares

Production in              USA, Canada,                      Europe, USA, China]
                           Brazil

[Slide 3]

            [Logo of post merger Champion International Corporation]

[Table stating the following information:

                                                               Worldwide ranking

Total worldwide sales               EUR 13.5 bill.                     3

Market capitalization               EUR 13.4 bill.                     2]



[Slide 4]

             COMPLEMENTARY WORLDWIDE PRODUCT LINES - PULP AND PAPER

[Table stating the following information:

In 1000                        Europe                N-America              S-America           Total
metric tons                UPM     Champion       UPM     Champion       UPM     Champion

Publication Papers         5325                    455        740                    186         6706

LWC                        2110                    455        648                    186         3399

SC                         1200                               92                                 1292

Newsprint                  2015                                                                  2015

Business Papers            1950                               1695                   384         4029

Uncoated Fine Paper        1200                               1225                   384         2809

Coated Fine Paper 750                                         470                                1220

Converting Materials       850                                480                                1330

Linerboard                                                    372                                372

Paper and board,
total                      8125                    455        2915                   570         12065

Chemical pulp, total       2900                               2794                   340         6034

Paper, board and
pulp, total                11025                   455        5709                   910         18099]


[Slide 5]

         COMPLEMENTARY WORLDWIDE PRODUCT LINES - FORESTS & WOOD PRODUCTS

[Table stating the following information:

                               Europe                N-America              S-America           Total
                           UPM     Champion       UPM     Champion       UPM     Champion


Sawn Timber                2000                               3851                               5851
1000 cubic
metres

Plywood                    850                                1181                               2031
1000 cubic
metres

Forestlands                1266                    77         2023                   612         3978
million
hectares

Owned                      933                     77         1842                   546         3398

Managed
or controlled              333                                181                    66          580]


[Slide 6]

     Pooling of interests

     o        no goodwill

     o        strong balance sheet preserved

     o        limitations for asset sales in the near future
              (excluding listed shares)

     o        treasury shares to be re-issued (appr. 3 million*)

     o        share buy-backs not possible in the near future

     *)press release Feb 22, 2000



[Slide 7]

                               ACCRETION ANALYSIS
                   Market Estimates for EPS (I.B.E.S.) in 2001

[Table reflecting the following information:

UPM-Kymmene                USD      3.41
Champion                   USD      7.07

Champion
with synergy benefits
of USD 150 million         USD      3.65

Accretion                  USD      .24
%                                   7.1%

The merger will be earnings accretive one year from the closing of the deal.]



[Slide 8]

                                    SYNERGIES

[Table reflecting the following information:



                                            2000     2001     2002     2003

Cumulative Synergies MUSD
A.  Cost Savings                            25       150      175      175

o        purchasing

o        manufacturing

o        logistics

o        S, G&A

B.  Revenue related synergies               0        75       125      150

o        best practice in marketing

o        additional volumes

Total                                       25       225      300      325]



[Slide 9]

          Strategy

          o        increase shareholder value as principal goal

          o        focus on core businesses

          o        intensive co-operation with global and local customers

          o        emphasis on profitability

          o        financial discipline

          o        responsible corporate citizen

          o        take advantage of global growth opportunities



[Slide 10]

                  ENTERPRISE VALUE OF SELECTED PAPER COMPANIES

[Bar graph representing the following information :

                           Market Value (USD)                 Net Debt (USD)

International                    17676                            11837

StoraEnso+Cons.                  12964                            6685

CHAMPION                         13164                            5247

Weyerhaeuse                      12099.4                          4211

Georgia-Pacific                  9504.9                           5546

Smurfit-Stone Con                3686.7                           5965

SCA                              5846.8                           2823.1

Williamette                      4155.6                           1706.1

Jefferson Smurfit                2851.2                           2139.3

Mead                             3419.3                           1498.6]



[Slide 11]

              WORLD'S LARGEST FOREST PRODUCT COMPANIES BY NET SALES

[Bar graph representing the following:

                                             Net Sales USD billions

International Paper                                  24.6

Georgia Pacific                                      17.8

CHAMPION                                             13.5

Stora Enso + Cons.                                   12.5

Weyerhauser                                          12.3]



[Slide 12]

WORLDS LARGEST PAPER AND PAPER BOARD PRODUCERS 2000

                                           Paper                  Paperboard

Stora Enso + Consolidated Papers            11.2                     3.57

International Paper                         7.1                      6.6

CHAMPION                                    11.6                     .3

Abitibi-Consolidated                        7.2

Smurfit-Stone Container                     .1                       7.1

Georgia Pacific                             3.2                      3.6

Oji Paper                                   5                        1.7

Nippon Group                                4.9                      1.7

Weyerhauser                                 1.9                      3.8

Metsa-Serla Myllylkoski                     4.4                      1.25]



[Slide 13]

                   WORLDS LARGEST PUBLICATION PAPER PRODUCERS

[Bar graph representing the following:

                                     LWC              SC               News

Stora Enso + Consolidated           2540             1370              3175

Abitibi Consolidated                                 724               6330

CHAMPION                            3399             1292              2015

Bowater                             475                                2955

Norske Skog                                          540               2250

Haindl                              810              560               1350

Metsa-Serla, Myllykoski             1280             777

Holmen                                               150               1210

Burgo                               1215

International Paper                 540

Mead                                535

Repap                               450]



[Slide 14]

                    WORLDS LARGEST FINE PAPER PRODUCERS 2000

[Bar graph representing the following:

                                   Uncoated                   Coated
                                         capacity, in '000 tons

International Paper                 4010                      680

CHAMPION                            2600                      1330

Stora Enso + Consolidated           1340                      2450

APP                                 2330                      1250

Sappi                               430                       2815

Georgia Pacific                     1955                      55

MoDo + SCA                          1240                      500

Oji Paper                           850                       850

Metsa-Serla                         525                       1015]



[Slide 15]

                    LEADER POSITIONS IN OTHER CHOSEN PRODUCTS

[Table stating the following information:

                                                   Europe            Global

Converting Materials

Label Papers and self-adhesive label                 1                   2
Siliconized papers                                   1                   1-2
Industrial wrapping                                  1                   --
Envelope papers                                      1                   --

Wood Products

Plywood                                              1                   4
Sawn Timber                                          3                   5]



[Slide 16]

                        SALES BY BUSINESS 1999 (PROFORMA)

[Pie chart reflecting the following information:

Magazine                   24%

Newsprint                  8%

Fine papers                21%

Converting                 15%

Wood Products              16%

Chemical pulp              4%

Forest                     4%

Other                      8.0%]



[Slide 17]

       PAPER, BOARD & PULP PRODUCTION GEOGRAPHICALLY, % in 1999 (Proforma)

[Pie charts reflecting the following information:

Finland                    43%

Other Europe               14%

North America              38%

South America              6%]



[Slide 18]

                           OPERATING PROFIT (PROFORMA)

[Bar graph reflecting the following information:

                                    Capital Gains             Write-offs
                                     (in MEUR)

1997                                1130                      -504

1998                                1354                      49

1999                                1442                      614]



[Slide 19]

                NET INTEREST-BEARING DEBT AND GEARING (PROFORMA)

[Bar graph reflecting the following information:

         Debt              Gearing

97       7221              96

98       6229              81

99       5278              63]



[Slide 20]

                           RETURN ON EQUITY (PROFORMA)

[Bar graph reflecting the following information:

97       7.5

98       9.7

99       9.7]



[Slide 21]

                      RETURN ON CAPITAL EMPLOYED (PROFORMA)

[Bar Graph reflecting the following information:

97       7.2

98       9.2

99       10.1]



[Slide 22]

                        EQUITY TO ASSETS RATIO (PROFORMA)

[Bar graph reflecting the following information:

97       37.9

98       41

99       42.8]



[Slide 23]

                      GROSS CAPITAL EXPENDITURE (PROFORMA)

[Bar graph reflecting the following information:

         Depreciation % of turnover

97       1747     928      12.7

98       1076     917      8.1

99       927      921      6.9]